

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 28, 2022

Richard Galanti
Executive Vice President and Chief Financial Officer
Costco Wholesale Corporation
999 Lake Drive
Issaquah, WA 98027

> **Re: Costco Wholesale Corporation**
> **Form 10-K for the Fiscal Year Ended August 29, 2021**
> **Filed October 6, 2021**
> **File No. 000-20355**

Dear Mr. Galanti:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Trade & Services